                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (AMENDMENT NO. 3 )*
                  INTERNATIONAL DISPENSING CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   459407 10 2
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                                 (CUSIP Number)

                                 Jay Weil, Esq.
                             Shustak Jalil & Heller
                               545 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 688-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2001
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             (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)






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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 459407 10 2                   13D                 PAGE 2 OF 5 PAGES

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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Gary Allanson
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /

                                                                 (b) / /

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       SEC USE ONLY

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   4   SOURCE OF FUNDS*
                 PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEM 2(d) or 2(e)                                             / /

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
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       NUMBER OF       7    SOLE VOTING POWER
        SHARES                          3,277,091
      BENEFICIALLY  ------------------------------------------------------------
       OWNED BY        8    SHARED VOTING POWER
         EACH                           47,500
       REPORTING    ------------------------------------------------------------
        PERSON         9    SOLE DISPOSITIVE POWER
         WITH                           3,277,091
                    ------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                                        47,500
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   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,324,591
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   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES*                                               / /
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   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
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   14  TYPE OF REPORTING PERSON*
                    IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    Items 3 and 5 of the Statement on Schedule 13D, dated January 4, 2000 filed by Gary Allanson (the "Reporting Person") as amended by Amendment No. 1 thereto, dated January 10, 2000 and Amendment No. 2 thereto, dated December 1, 2000, are further amended to read in their entirety as follows:

"ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On March 15, 1999, the Company and the Reporting Person entered into an Employment Agreement pursuant to which the Reporting Person was granted options to purchase 400,000 shares of the Company's Common Stock. Options to purchase 300,000 shares of Common Stock became exercisable on March 15, 1999 and options to purchase the remaining 100,000 shares of Common Stock became exercisable on July 1, 2000.

    On October 25, 1999 the Reporting Person purchased 20 shares of the Company's Series A Redeemable Convertible Preferred Stock ("Preferred Stock") for an aggregate purchase price of $40,000. On December 15, 1999, the Reporting Person purchased an additional 12 shares of Preferred Stock for a purchase price of $24,000. All of such amounts were paid with the Reporting Person's personal funds. The Preferred Stock is immediately convertible into Common Stock initially at the rate of one share of Common Stock for each $.22 in liquidation value of the Preferred Stock converted. The conversion rate is subject to adjustment in certain circumstances.

    On August 18, 2000, the Company granted to the Reporting Person options to purchase an aggregate of 1,500,000 shares of the Company's Common Stock at $.187 per share, of which options to purchase 320,000 shares were exercisable as of the date of grant, options to purchase 210,000 shares became exercisable on February 1, 2001, when the stockholders of the Company approved an amendment to the Company's 1998 Stock Option Plan (the "Plan") to increase the number of shares which may be issued upon exercise of options granted under the Plan from 850,000 to 2,500,000 (the "Plan Amendment"), and options to purchase 530,000 and 440,000 shares became exercisable on January 1, 2001 and January 1, 2002, respectively.

    On August 1, 2001 the Reporting Person sold a total of 3 shares of Preferred Stock to two purchasers.

    On December 31, 2001 the Reporting Person was issued 8.41 shares of Preferred Stock as a stock dividend.

    On December 5, 2001 the Company granted to the Reporting Person options to purchase an aggregate of 1,000,000 shares of the Company's Common Stock at $1.00 per share, all of which options were immediately exercisable.

"ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 3,324,591 shares of the Company's Common Stock which represents approximately 25.6% of the Company's outstanding Common Stock.

    (b) The Reporting Person has sole voting and investment power with respect to 3,277,091 of the shares of Common Stock referred to herein and shares voting and investment power with the Reporting Person's vote as to 47,500 shares of Common Stock.

    (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person, except that (a) December 31, 2001 the Reporting Person was issued 8.41 shares of Preferred Stock as a Stock dividend and (b) on December 5, 2001 the Company granted to the Reporting Person options to purchase an aggregate of 1,000,000 shares of the Company's Common Stock, all of which options are exercisable as of the date hereof (see Item 3, herein).

    (d)  Not applicable.

    (e)  Not applicable."

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                    January 23, 2002
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                                                         (Date)


                                                /s/ Gary Allanson
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                                                    Gary Allanson